Exhibit (a)(5)(C)
The Hague, February 20, 2007
AEGON announces increased tender offer price for Clark, Inc. and extension of expiration date to March 6, 2007
AUSA Holding Company (AUSA), an AEGON company, has increased the price for its previously announced tender offer for all outstanding shares of Clark, Inc. (NYSE: CLK) common stock to USD 17.21 per share. This represents an increase of USD 0.66 per share from the prior offer price of USD 16.55 per share, announced November 1, 2006.
In addition, the tender offer has been extended to 5:00 p.m. New York City time, on March 6, 2007, unless further extended. All other terms and conditions of the offer remain the same, as set forth in the tender offer materials disseminated on or about December 13, 2006. As of the close of business on February 16, 2007, a total of 477,936 shares had been tendered in and not withdrawn from the offer.
Shareholders of Clark, Inc. who have already tendered their shares and have not withdrawn their tenders need not take any additional action with respect to the amended tender offer. Those shareholders will receive the increased offer price of USD 17.21 per share upon the completion of the offer. Shareholders who wish to tender may use the Letter of Transmittal and other forms provided by AUSA in its December 13, 2006 mailing.
The increase in price is solely due to an increase in the expected net proceeds from the sale of certain businesses of Clark that are being sold to a management-led buyout group, as more fully explained in the amended offering materials filed today by AUSA with the Securities and Exchange Commission. These amended materials will be available on the SEC’s website at http://www.sec.gov, under the filings of Clark, Inc. Clark is also filing an amended Solicitation and Recommendation Statement today, which contains relevant information. Shareholders of Clark are urged to read the offering materials filed by AEGON and Clark which contain important information, including the terms and conditions of the offer.
AUSA Holding Company is a subsidiary of AEGON USA, Inc., which is a wholly owned subsidiary of AEGON N.V., a multi-national insurance organization headquartered in The Hague, the Netherlands.
Questions regarding the tender offer or requests for offering materials should be directed to the information agent, Georgeson Shareholder Communications Inc., at + 1 212 440-9800 or toll free at (866) 425-7972 (USA only).

This press release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The solicitation and the offer to buy the common stock of Cark, Inc. is only being made pursuant to the offer to purchase and related materials that AUSA Holding Company and AUSA Merger Sub, Inc. initially filed with the Securities and Exchange Commission on December 13, 2006, as amended by today’s filing. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Clark shares in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of that jurisdiction.
Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

ABOUT AEGON
AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.
With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.
Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.
ABOUT CLARK, INC.
Founded in 1967, Clark Consulting specializes in designing innovative executive compensation programs that attract, retain, motivate and reward executives, directors and employees. Clark Consulting provides leading edge advice on the design, financing, and plan administration of benefit programs. With more than 3,800 corporate, banking and healthcare clients, the Company’s mission is helping companies keep their best people.
DISCLAIMER
The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
•	All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:
•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION
Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com